Announcement Summary

Entity name

ALTERITY THERAPEUTICS LIMITED

Announcement Type

New announcement

Date of this announcement

Thursday July 09, 2026

The +securities to be quoted are:

+Securities issued, transferred or re-classified as a result of options being exercised or other +convertible securities being converted

Total number of +securities to be quoted

ASX +security code	Security description	Number of +securities to be quoted	Issue date
ATH	ORDINARY FULLY PAID	76,191	09/07/2026

Refer to next page for full details of the announcement

Part 1 - Entity and announcement details

1.1 Name of entity

ALTERITY THERAPEUTICS LIMITED

We (the entity named above) apply for +quotation of the following +securities and agree to the matters set out in Appendix 2A of the ASX Listing Rules.

1.2 Registered number type	**Registration number**
ABN	37080699065

1.3 ASX issuer code

ATH

1.4 The announcement is
New announcement

1.5 Date of this announcement

9/7/2026

Part 2 - Type of Issue

2.1 The +securities to be quoted are:
+Securities issued, transferred or re-classified as a result of options being exercised or other +convertible securities being converted

2.2 The +class of +securities to be quoted is:
Additional +securities in a class that is already quoted on ASX ("existing class")

Part 3B - number and type of +securities to be quoted (existing class) where issue has not previously been notified to ASX in an Appendix 3B

Existing +securities converting into additional +securities in an existing class

FROM (Existing Class)
ASX +security code and description

ATHO : OPTION EXPIRING 31-AUG-2026

TO (Existing Class)
ASX +security code and description

ATH : ORDINARY FULLY PAID

Please state the number of options that were exercised or other +convertible securities that were converted	The first date the options were exercised or other +convertible securities were converted	The last date the options were exercised or other +convertible securities were converted
76,191		9/7/2026

Is this all of the options or other +convertible securities on issue of that type (ie have all of those options now been exercised or have all of those convertible securities now been converted)?
No

The right of the holder of the options or other +convertible securities to receive the +underlying securities is being satisfied by:
An issue of new +securities

The underlying +securities being received by the holder are:
Intended to be, but are not yet, quoted by ASX

Were the options being exercised or other +convertible securities being converted issued under an +employee incentive scheme?
No

Issue date

9/7/2026

Will the +securities to be quoted rank equally in all respects from their issue date with the existing issued +securities in that class?
Yes

Issue details

Number of +securities to be quoted

76,191

Are the +securities being issued for a cash consideration?

Yes

In what currency is the cash consideration being paid?

AUD - Australian Dollar

What is the issue price per +security?

AUD 0.50000000

Any other information the entity wishes to provide about the +securities to be quoted

Part 4 - Issued capital following quotation

Following the quotation of the +securities the subject of this application, the issued capital of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (total number of each +class of +securities quoted on ASX following the +quotation of the +securities subject of this application)

ASX +security code and description	Total number of +securities on issue
ATH : ORDINARY FULLY PAID	217,589,158
ATHO : OPTION EXPIRING 31-AUG-2026	18,544,433
ATHOA : OPTION EXPIRING 26-FEB-2027	24,446,043

4.2 Unquoted +securities (total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue
ATHAAE : OPTION EXPIRING 29-NOV-2026 EX $1.875	200,000
ATHAAG : OPTION EXPIRING 29-NOV-2026 EX $1.19	230,000
ATHAE : OPTION EXPIRING 08-AUG-2030 EX $0.65	230,000
ATHAF : OPTION EXPIRING 08-AUG-2030 EX USD 0.43	6,248,004
ATHAD : OPTION EXPIRING 01-JUL-2030 EX $0.50	300,000
ATHAJ : OPTION EXPIRING 15-APR-2031 EX USD 0.302	4,245,000
ATHAK : OPTION EXPIRING 15-APR-2031 EX $0.45	540,000
ATHAL : OPTION EXPIRING 15-JUN-2031 EX $1.00	3,000,000
ATHAAK : OPTION EXPIRING 30-DEC-2027 EX $0.50	3,400,000
ATHAAH : OPTION EXPIRING 19-DEC-2026 EX $0.525	160,000
ATHAAM : OPTION EXPIRING 13-JAN-2031 EX USD 0.285	870,000
ATHAG : OPTION EXPIRING 26-MAR-2031 EX USD 0.285	1,230,000

ATHAB : OPTION EXPIRING 13-MAR-2029 EX USD 0.155	1,250,000
ATHAA : OPTION EXPIRING 13-MAR-2029 EX $0.20	403,334
ATHAC : OPTION EXPIRING 21-MAR-2029 EX USD 0.15	800,004